Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

GRANT OF RESTRICTED SHARE UNITS

PURSUANT TO THE 2022 SHARE INCENTIVE PLAN

On January 10, 2025, the Company granted an aggregate of 446,106 RSUs to certain eligible participants pursuant to the 2022 Share Incentive Plan, subject to acceptances of the Grantees as well as the terms and conditions of the 2022 Share Incentive Plan.

On January 10, 2025, the Company granted an aggregate of 446,106 RSUs to certain eligible participants pursuant to the 2022 Share Incentive Plan, representing the same number of Class A Ordinary Shares and approximately 0.17% of the total Shares (on a one share one vote basis) in issue (excluding treasury shares) as at the date of this announcement.

Details of the Grants

The details of the RSUs granted to the Grantees are as follows:

Date of the Grants:	January 10, 2025

Grantees:	7 employees of the Group, who are eligible participants pursuant to the 2022 Share Incentive Plan

Aggregate number of RSUs granted:	446,106 RSUs

Purchase price of the RSUs granted:	US$0.01 per Class A Ordinary Share

Market price of the Class A Ordinary Shares on the date of the Grants:	HK$8.71 per Share, for Class A Ordinary Shares traded on the Stock Exchange on January 10, 2025.

US$3.34 per ADS, for ADSs traded on the New York Stock Exchange on January 8, 2025 (U.S. Eastern Time), being the trading day on the New York Stock Exchange immediately preceding the date of the Grants.

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Vesting period:	As permitted under the 2022 Share Incentive Plan, the RSUs granted to each of such employees have a mixed vesting schedule with a total vesting period (i.e. the period between the date of the Grants and the last vesting date) of 48 months, where the RSUs shall vest by several batches with certain RSUs to be vested within 12 months of the date of the Grant and the last batch to vest after 12 months of the date of the Grant.

Performance target:	The vesting of the RSUs to the Grantees is subject to the achievement of performance targets.

The Company has in place a standardize performance appraisal system to comprehensively evaluate the performance and the contribution of the Grantees based on a matrix of indicators that vary according to the roles and responsibilities of the Grantees. In the event of a non-satisfactory rating in the annual performance review or in either one of the two semi-annual performance reviews for a given year, the portion of the RSUs to become vested in such year to the Grantee shall be void and forfeited.

Clawback mechanism:	Pursuant to the terms of the 2022 Share Incentive Plan and the RSU award agreements, if a Grantee’s termination of service is by reason of cause set out in the 2022 Share Incentive Plan or of misconduct events listed in the RSU award agreements, the Grantee’s right to the RSUs shall terminate concurrently with the termination of employment and all unvested RSUs shall immediately become void. In the event of termination of employment however occasioned, the Grantee’s right to unvested RSUs shall terminate and such RSUs shall be forfeited.

Arrangements for the Group to provide financial assistance to a Grantee to facilitate the purchase of Shares in relation to such RSUs:	None

REASONS FOR AND BENEFITS OF THE GRANT

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Company’s Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s Shareholders, and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

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To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, none of the Grantees is (i) a Director, a chief executive, a substantial Shareholder, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares) in any 12-month period up to and including the date of the Grant. None of the Grants will be subject to approval by the Shareholders. As of the date of this announcement, the Company did not hold any treasury shares.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As at the date of this announcement and following the above Grants, the number of Class A Ordinary Shares available for future grant of RSUs under the 2022 Share Incentive Plan was 11,032,998, and the number of Class A Ordinary Shares available for future grant of options under the 2022 Share Incentive Plan was 13,042,731.

The 2022 Share Incentive Plan was adopted before the amendments to Chapter 17 of the Listing Rules effective on January 1, 2023. The Company will continue to comply with Chapter 17 (as amended) of the Listing Rules to the extent required by the transitional arrangements for the 2022 Share Incentive Plan.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2022 Share Incentive Plan”	the share incentive plan which is a ten-year incentive plan conditionally approved and adopted by our Company on March 30, 2022
“ADS(s)”	American Depositary Share(s), each American Depositary Share representing three Class A Ordinary Shares
“Board”	the board of Directors
“Class A Ordinary Share(s)”	class A ordinary share(s) in the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a class A ordinary share one vote per Share on any resolution tabled at the Company’s general meeting
“Class B Ordinary Share(s)”	class B ordinary share(s) of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a class B ordinary share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

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“Company”	Zhihu Inc. (“知乎”, formerly known as “Zhihu Technology Limited”), a company with limited liability incorporated in the Cayman Islands on May 17, 2011
“Director(s)”	the director(s) of the Company
“Grant(s)”	the grant(s) of 446,106 RSUs to the Grantees pursuant to the 2022 Share Incentive Plan on January 10, 2025
“Grantee(s)”	7 employees of the Group, who are eligible participants under the 2022 Share Incentive Plan and were granted RSUs under the 2022 Share Incentive Plan on January 10, 2025
“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the articles of association of the Company (as amended from time to time), being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company
“RSU(s)”	restricted share unit(s)
“Share(s)”	the Class A Ordinary Share(s) and the Class B Ordinary Share(s) in the share capital of the Company, as the context so requires
“Shareholder(s)”	holder(s) of the Share(s)
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

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“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“treasury shares”	has the meaning ascribed to it under the Listing Rules
“weighted voting right”	has the meaning ascribed to it under the Listing Rules
“%”	percent

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, January 10, 2025

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive directors.

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